Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA IDEA

April 8, 2009

John Reynolds
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Pantheon Arizona Corp. Form S-4/A File No. 333-155579 Filed February 17, 2009

Dear Mr. Reynolds:

On behalf of our client, Pantheon Arizona Corp., an Arizona corporation (the “Company”), we hereby provide responses to comments issued on March 3, 2009 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-4/A and addressed to Mr. Mark D. Chen (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form S-4/A for the Company (the “Amended S-4”) through the Commission’s Interactive Data Electronic Applications system (“IDEA”) reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended S-4.

In order to facilitate your review of the Amended S-4, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended S-4.

John Reynolds April 8, 2009 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Form S-4/A. Filed February 17, 2009

General

1.
We note your response to comment one from our letter dated December 18, 2008. Please revise to provide clearly and separately identified proposals; and unbundle changes to the current articles of incorporation (e.g., the necessary increase in authorized shares) from the other proposals to reincorporate and merge with China Cord Blood Services.

COMPANY RESPONSE:  As discussed on pages 3, 39, 50, 60 and 158 of the Amended S-4, Pantheon China Acquisition Corp. (“Parent”) intends to increase the authorized share capital of the Company prior to the meeting of stockholders to approve the redomestication.  The Company respectfully submits that a separate proposal is not necessary to increase the Company’s authorized share capital of the Company because Parent is the sole shareholder of the Company and the increase in authorized share capital of the Company will be completed before the merger of Parent with and into the Company in connection with the redomestication.

2.
We note your response to comments one and two from our letter dated December 18, 2008. It appears that Pantheon Cayman will be the entity surviving the merger, will exchange shares with current shareholders, and will use this registration statement as its initial public offering.  Please revise to make Pantheon Cayman a co-registrant or advise.

COMPANY RESPONSE:  As discussed on pages 3, 44, 50, 60 and 66 of the Amended S-4, the redomestication involves two steps.  First, Parent, the current Delaware corporation, will effect a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware in which it will merge with and into the Company, its wholly-owned Arizona subsidiary, with the Company surviving the merger. Second, after the merger, Company will become Pantheon Cayman, a Cayman Islands company, pursuant to a conversion and continuation procedure under Arizona and Cayman Islands law.  The Company respectfully submits that including a co-registrant is not possible as two separate corporations are not involved – there is only one entity to act in the capacity of registrant.

John Reynolds April 8, 2009 Page 3

3.
We note your response to comments five and seven from our letter dated December 18, 2008 and the disclosure on the cover page and elsewhere that the aggregate value of the consideration paid by Pantheon will be approximately $304 million, “based on 54,345,104 shares to be issued to the selling shareholders at a market value of $5.60 per share, the closing price of Pantheon’s common stock as of February 4, 2009.” With a view to disclosure, explain the company’s basis for valuing the consideration based on Pantheon’s publicly traded stock price, given that this consideration will be in unregistered shares. For example, to the extent these shares will be sold and result in significant dilution, it appears that the implied value of the unregistered shares should be lower than the current market price. We note that the “selling shareholders” appear to receive registration rights.

COMPANY RESPONSE:  While the Company recognizes that there are many different methodologies for valuing securities, it believes that in the case of an equity security for which there is a public trading market (i.e. a meeting place of willing buyers and willing sellers), the most widely accepted means for valuing such security is some variation (e.g. average closing price over a predetermined period or average of the bid and ask prices for a recent date) of the market price.  The Company notes that Rule 457 promulgated under the Securities Act of 1933, as amended  (the “Act”), takes this approach regarding securities such as the stock being issued to the selling shareholders even when being registered by an affiliate of the issuer and therefore subject to the same restrictions on transfer and risks associated with the registration process (including potential liabilities arising under the Act).

4.
In this regard, we note the reference on page A-3 to “$6.05 per Pantheon Cayman Share, an implied valuation of US$350.0 million.” With a view to disclosure, advise us who determined the $6.05 per share price, how it was determined, and why this amount is different from the amount on the cover page.

COMPANY RESPONSE:  The $6.05 per share price was mutually agreed by Parent and Golden Meditech at the time of negotiating the terms of transaction in August 2008.  The aforesaid per share price was necessary to calculate the number of shares issuable to the CCBS shareholders based on an agreed upon enterprise valuation of $350 million.  It was derived by Parent and CCBS based on the anticipated trading price of Parent at the time of closing of the business combination, and was calculated by Parent with reference to the anticipated cash value per share on the expected date of closing of the transaction ($5.99), plus a 1% premium above the cash value in favor of the Company.

In response to the Staff’s comment, disclosure to that effect has been made on page 53 of the Amended S-4.

John Reynolds April 8, 2009 Page 4

5.	Also, with a view to disclosure, advise us of any valuation attributed to CCBS in connection with its spin off from Golden Meditech.

COMPANY RESPONSE:  Other than the agreed upon purchase price for CCBS, which was the result of negotiations between Parent on the one hand and Golden Meditech and CCBS on the other hand, there has not been any valuation attributed to CCBS in connection with its spin off from Golden Meditech.  CCBS is being spun off from Golden Meditech, among other reasons, in order to:

1.	create a clearer business profile for financial institutions who wish to provide financing or to invest in a pure cord blood banking company;

2.	access various funding channels which include future equity fund raising through the Company;

3.	potentially enhance its valuation given the familiarity of United States investors with cord blood bank businesses;

4.	enhance CCBS’s corporate image as a United States public company; and

5.	become a separately listed company allowing CCBS to retain and recruit talented executives, ultimately enhancing its management expertise.

The Company believes that while these benefits are qualitatively important to CCBS, it would be difficult to give them a quantitative value.

In response to the Staff’s comment, disclosure to that effect has been made on page 57 of the Amended S-4.

6.
Please revise your disclosure to clarify that the shares issued in connection with the business combination will be privately placed. Note that the registrant will need to provide the information required by Item 701 of Regulation S-K for issuances of unregistered securities.

COMPANY RESPONSE:  The Company respectfully submits that Item 701 of Regulation S-K is not applicable to the shares to be issued to the selling shareholders upon the consummation of the business combination because such shares have not yet been issued by the Company.  Disclosure indicating that such shares are being issued on a private placement or offshore basis, pursuant to Section 4(2) of, or in accordance with Regulation S promulgated under, the Securities Act of 1933, as amended, as appropriate, has been inserted in the Notice to Shareholders and on pages 3, 50 and 60 of the Amended S-4.

John Reynolds April 8, 2009 Page 5

7.
We note your response to comment six from our letter dated December 18, 2008, and we reissue the comment. With respect to any intended return on investment as referenced in prior comment six, we note the statement in the Form 8-K/A filed on December 11, 2008 that the public shares were acquired “through negotiated private transactions at varying purchase prices approximating the estimated liquidation distribution per share as Pantheon’s common stockholders might receive in the event stockholders did not approve the Extension Amendment and Pantheon were forced to liquidate less a time-value-of-money discount.” It is unclear what time-value-of-money discount was used and whether this formulation was intended to provide a certain return on investment to certain parties. Please revise accordingly.

COMPANY RESPONSE:  While a time-value-of-money discount was applied in negotiating with each seller separately, no specific formula or formulae were used, rather the relevant seller was persuaded to sell at a slight discount to the cash in trust value in light of the fact that they would be receiving funds weeks in advance of when they would otherwise receive a liquidation distribution from Parent.  Accordingly no change has been made to the disclosure as the existing disclosure adequately conveys the negotiating process which took place.

8.
In this regard, with respect to the background, negotiations, prices, any intended return on investment, and other information requested in prior comment six, please revise to disclose the extent to which the majority vote requirement or maximum conversion thresholds have been attained as a result of the agreement. We note, for example, that the shares acquired by YA Global and Victory Park appear to be sufficient to ensure shareholder approval without taking into account the cash conversion limitation.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made in the notice to shareholders and on pages 1, 51 and 142 to reflect percentage of IPO shares subject to the Put and Call Option Agreements.  The Company reiterates that neither YA Global, Victory Park nor Modern Develop Limited are obligated to vote in favor of the business combination with CCBS.  Furthermore, the percentage of IPO shares subject to the Put and Call Option Agreements is approximately 79.09%, which is less than the approximately 80.1% needed to ensure approval of the business combination.  Accordingly, the Company believes it would be misleading to shareholders to indicate that such agreements “ensure” approval of the business combination.

John Reynolds April 8, 2009 Page 6
9.
With respect to prior comment six, please provide a legal analysis explaining why you believe the agreement and subsequent purchases totaling approximately 70% of the registrant’s equity, either alone or together with potential purchases by Golden Meditech as referenced in response to prior comment 18, do not constitute a tender offer. We may have further comment.

COMPANY RESPONSE:  The Company believes that the purchases of its common stock conducted by YA Global and Victory Park did not constitute a “tender offer” since such purchases were privately negotiated with a limited number of sophisticated institutional investors.  The selling stockholders were primarily hedge funds that invest regularly in special purpose acquisition companies (“SPACs”), are fully aware of the risks and merits of SPAC investments, and have previously sold their SPAC investments to persons buying to enable approval of business combinations.  Moreover, such purchasers did not buy shares from stockholders that intended to vote in favor of the extension amendment.  Purchasers bought only from stockholders intending to vote against the extension amendment, to receive their pro rata portions of the trust that would have been liquidated after December 14, 2008, if the Extension Amendment was defeated.  Accordingly, these sophisticated investors were not asked to make any significant investment decision—they had already decided to liquidate their positions in the Company.  YA Global and Victory Park simply offered the sellers an opportunity to receive their cash on a slightly accelerated basis.  In the view of counsel to the Company, such an offer does not implicate the interests that the Williams Act was intended to protect.

In sum, the purchasers did not engage in a widespread, public solicitation of stockholders or create any form of high-pressure, coercive atmosphere, in which unsophisticated stockholders felt compelled to tender their shares on inadequate information.  While counsel for the Company is willing to offer a point-by-point analysis of the purchases, in light of the eight factors outlined in the Wellman case concerning these issues, the Company is hoping that the Staff will agree with its views in this regard without an extension recitation of the accepted principles in this area.

Letter to Shareholders

10.
We note your response to prior comment 12 and the statement on page seven that “directors, executive officers and affiliates of Pantheon held 1,250,000 shares of common stock (or approximately 20.6% of the outstanding shares of Pantheon common stock.” Please revise to disclose, if true, that shares held by two approximately 35% shareholders, YA Global and Victory Park, are anticipated to be voted in favor of the acquisition pursuant to an agreement to which the company is a party. Also, disclose if true, that if the approximately 70% of total outstanding shares are voted as anticipated, the transaction will be approved by shareholders subject only to the possibility that cash conversions exceed 20%.

COMPANY RESPONSE:  YA Global and Victory Park are not affiliated with Parent or its executive officers or directors, nor are obligated to vote in favor of the business combination.  Modern Develop Limited is not affiliated with Parent or its executive officers and directors, nor is it obligated to vote in favor of the business combination.

John Reynolds April 8, 2009 Page 7

As described in the Notice to Shareholders and on pages 1, 51, 141 and 142 or the Amended S-4, Parent entered into certain Put and Call Option Agreements with YA Global, Victory Park and Modern Develop Limited with respect to certain shares of Parent’s common stock.  Pursuant to the Put and Call Option Agreements, Parent has agreed to effect a liquidation in accordance with Delaware law in the event the business combination is abandoned prior to the exercise of the call options or if Modern elects not to extend the period of the call options.  Similarly, in the event the put and call options created by these agreements are not exercised and YA Global and Victory Park retain ownership of the Parent’s common stock, the Company anticipates that they will vote against the business combination and the Parent will be forced to liquidate.  In the event that either the put or call options are exercised and Modern Develop Limited becomes the owner of such shares, the Company anticipates that it will vote such shares in favor of the business combination; however, no assurance can be made that (i) Modern Develop Limited will extend the period of the agreements should the need arise, (ii) Modern Develop Limited will exercise the call options, (iii) Victory Park and YA Global will exercise their put options should the need arise or (iv) in the event Modern Develop Limited acquires the shares, it will vote in favor of the business combination.

11.
We note your disclosure in the letter to shareholders that “As of December 31, 2008, there was approximately 56,070,387 … in the Trust Account,” and on page one and elsewhere that “As of December 31, 2008, there was 28,839,727 held in the Trust Account.” Please reconcile this disclosure.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made in the notice to shareholders and on pages 1, 142 and 156 of the Amended S-4.

12.	Please limit the cover of your prospectus to one page.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the cover page of the Amended S-4.

13.
We note your response to comment seven from our letter dated December 18, 2008 and the statement that the earn out warrants and option scheme are “not part of the consideration being paid to the selling shareholders.” We also note your disclosure on page 53 that “In a counter offer, CCBS added 9 million incentive warrants,” and that “continuous adoption of CSC Share Option scheme … [was] also discussed verbally and then reflected in the final terms.” Given the apparent importance of the earn outs and option scheme to CCBS in the merger negotiations, and the potential dilutive cost to Pantheon’s shareholders, please revise to address the earn outs and option scheme in connection with the aggregate consideration.

John Reynolds April 8, 2009 Page 8
COMPANY RESPONSE:  CCBS and the Company believe that the CSC Share Option Scheme and Earn-out are important factors in retaining and attracting talented executives, which will be a key factor in insuring the growth and profitability of the combined company that in turn is an important consideration in structuring the business combination.  The Company reiterates that both the shares issuable under the CSC Option Scheme and the warrants issuable under the Earn-out will only go to members of the combined company’s management team and employees (and not to the CCBS shareholders).  Accordingly, both CSC Share Option Scheme and Earn-out will be accounted for as compensation to the management team and employees, and will be expensed against the earnings of the combined company at the time of issuing.

14.
We note your response to our prior comment eight, and we reissue the comment. If you believe that the implied market value of CCBS as of August 2006 is outdated, include your analysis in the disclosure.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 154 of the Amended S-4.

Business Combination with CCBS:  Acquisition Consideration, page 3

15.
We note your response to prior comment 16. Please revise to explain, if true, that the 90% “Selling Shareholder” ownership of CCBS includes Golden Meditech’s 48% because Golden Meditech is a Selling Shareholder of CCBS. Also, please state, if true, that Modern Develop’s anticipated acquisition of 70% of the registrant’s current equity would mean that it would own 7% of the combined company.

COMPANY RESPONSE:  The Company confirms that the 90% Selling Shareholders’ ownership of CCBS includes Golden Meditech’s 48%, Clarifying changes have been made on pages 3, 50 and 60 of the Amended S-4. Assuming Modern Develop exercises all of its call options, or YA Global and Victory Park exercise all of their put options, Modern Develop will own approximately 7.5% of the combined company. A statement to this effect together with other changes in response to the Staff’s comment have been inserted on pages 3, 50 and 60 of the Amended S-4.

16.
We note your response to comment 18 from our letter dated December 18, 2008, and we reissue the comment. Please revise your filing to briefly describe Golden Meditech’s obligation to purchase Pantheon’s shares, and address any possibility of Pantheon becoming a subsidiary of Golden Meditech.

John Reynolds April 8, 2009 Page 9
COMPANY RESPONSE:  The Company respectfully submits that, while under the Acquisition Agreement, Golden Meditech has an obligation to purchase ordinary shares of Parent from the market to facilitate the successful completion of the business combination, to the extent necessary, practicable and permissible under all relevant applicable laws, given that Modern Develop, an independent third party, has call options to purchase an aggregate of 4,547,399 Parent’s shares (75.2% of Parent’s shares) from YA Global and Victory Park, it is highly unlikely Golden Meditech will need to effect such purchases.  Should Modern Develop exercise such options and vote against the business combination it is possible that Golden Meditech might be called upon to fulfill such obligations, but Parent believes that the significant option premium paid by Modern Develop indicates that it is not interested in Parent’s liquidation value, but the combined equity value of the post-business combination company.

CCBS Summary Financial Information, page 9

17.	We note your response to our prior comment 19. Please provide a sample copy of the written resolution signed by your selling shareholders.

COMPANY RESPONSE:  The Company is supplying the Staff supplementally a copy of the form of CCBS shareholder resolution.

18.
It appears that the disclosure of income tax expense benefit / (expense) and earnings per share data presented on page 10 for the six month periods ended September 30, 2008 and 2007 does not agree to the CCBS financial statements. For example, the income tax expense for the six months ended September 30, 2008 per the CCBS financial statements is RMB 7,797,950 compared to an income tax benefit of RMB 9,173,000 as presented with your summary financial information. Please revise or advise.

COMPANY RESPONSE:  Income tax expense benefit/(expense) and earnings per share data presented on page 10 are the figures assuming Jiachenhong were not granted certain income tax benefits, as noted in Note (3) on page 9.  The figures therefore agree to those in note 13 to the CCBS condensed interim financial statements instead of those in the condensed consolidated income statement.

Risk Factors, page 15

19.
We note your response to our prior comment 31, and your disclosure that the “officers and directors own an aggregate 1,155,000 shares of our common stock,” and that based on a market price of $5.60 per share, “the value of these shares was approximately $700,000.” We do not understand this disclosure, as 1,155,000 shares at $5.60 per share appear to be worth considerably more than $700.000. Please revise or advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to page 33 of the Amended S-4.

John Reynolds April 8, 2009 Page 10
The Business Combination Proposal, page 50

Background of the Business Combination, page 51

20.
Please revise the fifth paragraph on page 51 to identify the “limited number of large Pantheon shareholders,” identify the persons from Pantheon and Golden Meditech who determined that the acquisitions would be necessary “in order to avoid the proposal being voted down,” and provide the dates when these negotiations occurred. For example, it is unclear who initiated the discussions concerning the acquisitions, and on what day they were first discussed.

COMPANY RESPONSE:  The Company respectfully submits that disclosure on the identities of these large Parent shareholders is unnecessary.  Although the Company does not believe there is a confidentiality concern with modifying the disclosure as requested by Comment 20 – particularly as such large shareholders filed amendments to their Schedule 13-G’s in February 2009 publicly disclosing their sales – it does not believe that past changes in the Parent’s shareholder base convey any meaningful information to a voting shareholder.  Similarly, the Company does not believe the dates when the principals began to explore the share buyouts and the details of such negotiations provide any helpful information in understanding the transaction dynamics in light of the global financial crisis and concurrent liquidity demands that were common knowledge the time such negotiations took place and were the primary reason such acquisitions were necessary.

21.
It appears that the agreement with Modern Develop covers the extension proposal and the merger proposal. Please revise to address the extent to which the agreement is intended to avoid the merger proposal being voted down.

COMPANY RESPONSE:  Modern Develop Limited is not obligated to vote in favor of the business combination.

As discussed in response to Comment 10 above, in the event that Modern Develop Limited becomes the owner of the shares subject to the put and call option agreement, the Company anticipates that it is likely it will vote such shares in favor of the business combination; however, no assurance can be made that (i) Modern Develop Limited will extend the period of the agreements should the need arise, (ii) Modern Develop Limited will exercise the call options, (iii) Victory Park and YA Global will exercise their put options should the need arise or (iv) in the event Modern Develop Limited acquires the shares, it will vote in favor of the business combination.

John Reynolds April 8, 2009 Page 11

22.
We note the statement on page 51 that Modem Develop “paid an option fee of $2,501,070 in the aggregate for the initial term and in the event Modern elects to extend the call options it will be required to pay an additional extension option fee of $1,931,280 in the aggregate to YA Global and Victory Park, in each case pro rata to the number of shares held by the two investors.” Please revise to disclose the premium to market price, if any, which will have been paid assuming the price of the extension and cost of the underlying shares. With a view to disclosure, advise us of the business purpose for any such premium, and advise us of any known agreements, arrangements or understandings with respect to shares that Modern Develop will acquire, for example any resales to others or reimbursements for premiums paid.

COMPANY RESPONSE:  The option fee of $2,501,070 in the aggregate for the initial term is equivalent to approximately $0.55 per option. If Modern chooses to exercise its call option on or before June 30, 2009, Modern will pay a total of $29,649,042 for the 4,547,399 shares which is equivalent to approximately $6.52 per share. If Modern chooses to pay an additional extension option fee of $1,931,280 (which is equivalent to approximately $0.42 per option) and exercise the call options during the extension period, Modern will pay a total of $31,580,322 for the 4,547,399 shares or $6.94 per share. With Modern being an independent third party to the Company, the Company is not in a position to speculate regarding the rationale behind this investment decision.  The Parent is not aware of any agreements, arrangements, or understanding that constitutes a resale of those shares or any other form of reimbursements for the premiums paid. However, with the presumption of Modern’s interest in maximizing its investment, it is possible that Modern could subsequently enter into transactions with other investors, and/or with YA Global, Victory Park, the Parent, CCBS, or the Company related to the rights and shares that Modern Develop holds under the Option Agreements.

Background of Discussion with CCBS, page 53

23.
We note your response to prior comment 35. Please revise to explain what prompted Mr. Chen to contact Mr. Kam given that he “was not previously aware of Golden Meditech’s intention to separately list CCBS or seek a transaction involving the merger of CCBS with a SPAC.”

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 53 of the Amended S-4.

John Reynolds April 8, 2009 Page 12

24.
We note your response to prior comments 37 and 38 and revised disclosure on page 53, Please revise to further clarify how the terms were negotiated from the original $327 million to $350 million, and eventually to the final agreement amount. We note that Golden Meditech would consider the initial offer “if the offer was improved from a financial point of view.” However, it is unclear if and how the financial terms were improved to satisfy Golden Meditech. As other non-exclusive examples, it is unclear what “the basic term structure” was on August 30, 2008; and you disclose that CCBS verbally stated that it would consider the offer if certain terms “could be revisited” but you do not clarify if or how those terms were modified to satisfy CCBS.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to page 53 of the Amended S-4.

Comparable Companies Analysis, page 55

25.
We note your response to comment 40 from our letter dated December 18, 2008, and we partially reissue the comment. Please revise the valuation discussion to clarify the reason for adding $30.3 million to the pre-merger valuation, and the basis for choosing the given discounts in the DCF analysis. Please advise us why you believe the $30.3 million would not be taken into account in considering the value of a “business.”

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to page 56 or the Amended S-4.  The Company supplementally advises the Staff that in a valuation methodology based on a multiple of earnings per share, valuation is derived from the ongoing earnings power of the business, not its idle cash.  Accordingly, it needs to be added back to the valuation of the business itself at the cash value.

26.
We note your response to prior comment 42. Advise us whether CCBS is one of three authorized cord blood companies in China, and tell us why other authorized cord blood entities in China are not comparable for purposes of the analysis.

COMPANY RESPONSE:  The Company is not aware of any other Chinese cord blood business that is publicly traded.  As a result, it is not aware of any publicly available information with respect to such companies on which it could base an analysis of any such company, and therefore it did not use them in its comparable company analysis.

27.
We note your response to prior comment 44. Please revise to identify the members of the board or other persons who compiled the market information and analyses, and disclose their experience in preparing such analyses.

John Reynolds April 8, 2009 Page 13
COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 53 of the Amended S-4 to indicate that Mark Chen and Jennifer Weng were principally involved in compiling the market information and conducting the analyses presented.  The Company notes that extensive disclosure on both Mr. Chen and Ms. Weng’s experience is set forth on pages 143 and 146 of the Amended S-4.

Certain U.S. Federal Income Tax Consequences, page 58

28.
We note the statement in the first paragraph on page 169 that “[i]n the opinion of Loeb & Loeb LLP, the following discussion summarizes the material U.S. federal income tax consequences.” Please revise to state that the disclosure is the opinion of counsel.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to page 169 of the Amended S-4.

29.
In this regard, please identify clearly the specific parts of this section that constitute tax counsel’s opinion. For example, see the last two paragraphs on page 170 and the second to last paragraph on page 172. The disclosure should clearly state in each section where counsel’s opinion is given, for example, that “in the opinion of counsel, Loeb & Loeb LLP …”

COMPANY RESPONSE:  The Company respectfully advises the Staff that tax counsel’s opinion (a draft of which was provided to the Staff) indicates that all of the statements of United States federal income tax law set forth under the caption “Material U.S. Federal Income Tax Consequences” are the opinion of tax counsel.  The opening sentence of this section (as revised in accordance with comment 28 above) also indicates that the opinion of tax counsel covers all of the material U.S. federal income tax consequences described in this section.  Accordingly, the Company does not believe that it would be productive or necessary to further state throughout this section what specific statements of U.S. federal income tax law set forth in this section are the opinion of tax counsel.

30.
We note your response to comments 45 and 65 from our previous letter, and we partially reissue the comments. Where you are unable to state unequivocally what the tax consequences will be, revise to explain the reasons for the doubt, the degree of uncertainty, and the possible outcomes.

COMPANY RESPONSE:  The Company respectfully submits to the Staff that where tax counsel has been unable to state unequivocally what the tax consequences of a given transaction will be, the tax disclosure generally has explained the reasons for the doubt, the degree of uncertainty and the possible outcomes.  For example, in the section of the tax disclosure under the caption, “Material U.S. Federal Income Tax Consequences – Tax Consequences of the Merger,” it is stated that the merger described therein “should” qualify as a reorganization for U.S. federal income tax purposes under Internal Revenue Code (“Code”) Section 368(a).  The risk factor that was added in response to comments 45 and 65 from the Staff’s previous letter dated December 18, 2008 states that a “should” level of opinion indicates a degree of uncertainty that is greater than would be indicated by a “will” level of opinion, but less than would be indicated by a “more-likely-than-not” level of opinion.  The section then explains the reason for the doubt as “the absence of guidance directly on point on how the provisions of Code Section 368(a) apply in the case of a merger of a corporation with no active business and only investment-type assets.”  The section then goes on to describe the U.S. federal income tax consequences that would apply if the merger qualifies as a reorganization under Code Section 368(a) and, as an alternative possible outcome, if the merger should fail to qualify as a reorganization under Code Section 368(a).  As a result, in light of this and similar disclosure throughout the tax section, the Company believes that no further revisions to the tax disclosure are necessary.

John Reynolds April 8, 2009 Page 14

The Redomestication Proposal, page 65

31.
We note your disclosure on page 65 that “Pantheon Cayman may become a foreign private issuer with respect to its SEC filings, which would reduce the reporting requirements under the Exchange Act.” It appears that Modem Develop’s anticipated ownership and the company’s location and management would mean that the company would meet the definition of foreign private issuer in Rule 3b-4 of the Exchange Act. Please revise to disclose whether the company anticipates that it would meet the definition. Please note that the Commission recently amended the registration exemption for foreign private issuers. Refer to Release No. 34-58465, available at www.sec.gov.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to page 65 of the Amended S-4.

32.
In this regard, we note your disclosure on page 61 that as part of the Acquisition Agreement, Pantheon covenants to “use commercially reasonable efforts to provide Golden Meditech its audited consolidated financial statements prepared in accordance with International Financial Reporting Standards.” Please revise your disclosure to clarify whether the company anticipates continuing to provide investors with financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles.

COMPANY RESPONSE:  Golden Meditech, as a company listed on the Hong Kong Stock Exchange, is obligated to prepare a circular in relation to the business combination in order for its shareholders to approve the spin-off of CCBS.  Under the listing rules, the circular must include, among others, audited consolidated financial statements of Pantheon prepared under IFRS.  The Company respectfully submits that this covenant was included in the Acquisition Agreement to ensure that such information would be provided by Pantheon in a timely manner for the preparation of the circular. Since such information were provided, the circular was dispatched, and shareholders’ approval of the spin-off was obtained, the IFRS financial statements of Pantheon will not be required in the future. It is the Company’s intention to continue providing investors with financial statements prepared in accordance with US GAAP and the relevant securities laws.  Changes in response to the Staff’s comment have been made on page iv of the Amended S-4.

John Reynolds April 8, 2009 Page 15
Selected Historical Consolidated Financial and Operating Data of CCBS, page 82

33.
It appears that the disclosure of income tax expense benefit / (expense) and earnings per share data presented on page 83 for the six month periods ended September 30, 2008 and 2007 does not agree to the CCBS financial statements. Please revise or advise.

COMPANY RESPONSE:  Please refer to the response to Comment No. 18.

Unaudited Pro Forma Consolidated Financial Statements, page 84

Unaudited Pro Forma Adjustments, page 89

34.
We note that in response to our prior comment 52 you provided a calculation of the adjustment to pro forma weighted average shares related to the 100,000 outstanding CCBS stock options. Based on the information, provided in your response, it appears that there should be an increase of 3,570,248 to the calculation of pro forma diluted weighted average shares. However, this does not agree to the adjustment presented in pro forma entry (g). Please revise or advise.

COMPANY RESPONSE:  The Company respectfully advises that the treasury stock method has been applied in calculating the dilutive impact of CCBS stock options.

According to such method, dilutive shares from options = N * Max [0, (P-X)/P]

where N = number of options outstanding;

P = average price per share of the firm’s common stock for the noted period; and

X = exercise price of each option.

John Reynolds April 8, 2009 Page 16
After conversion of CCBS options to Pantheon Cayman options, N = 3,573,314; X = exercise price of CCBS option/ conversion rate/ HKD exchange rate = 450/ 35.73314/ 7.8 = 1.61453

As an example, for the year ended December 31, 2008, P = 5.70721;

thus, dilutive shares from options = 3,573,314 * Max [0, (5.70721 – 1.61453)/ 5.70721] = 2,562,448

Changes in response to the Staff’s comment have been made on page 90 of the Amended S-4.

Management’s Discussion and Analysis and Results of Operations of CCBS

Liquidity and Capital Resources

Cash Flows Provided by Operating Activities, page 113

35.
It appears that current accounts receivable as of September 30, 2008 represents a larger share of total accounts receivable compared to prior periods. Please disclose management’s assessment of this change (i.e. whether it is due to changes in the economy, changes in your business, etc.) and how it affects your expectations regarding the collectability of current accounts receivable.

Changes in response to the Staff’s comment have been made on page 94 of the Amended S-4.

36.
We note your response to our prior comment 57. Please revise to clarify what you mean by subscription fees and how these fees relate to your three sources of revenues disclosed on page 101 (i.e. processing, storage and matching). Based on the foregoing, please clarify the apparent interchangeable use of subscription fees and storage fees throughout your registration statement.

COMPANY RESPONSE:  The term “subscription fee” in the proxy statement/prospectus refers to the fees payable under CCBS’s subscription contracts and consists of a one-time processing fee and an annual storage fee. Subscription fee was treated as one accounting unit prior to September 2007 and has been separated into two accounting units (i.e., processing fee and storage fee) after September 2007.  The Company respectfully submits that the conceptual distinction between “subscription fee” and “processing fee and storage fee” is essential for the investors’ understanding of the accounting changes in September 2007 and their impact on the Company’s financial statements, Clarification changes in response to the Staff’s comment have been made on page 91 of the Amended S-4.

John Reynolds April 8, 2009 Page 17
37.
In connection with the previous comment, we note your disclosure that the termination of the upfront prepayment method has led to higher turnover periods for the collection of accounts receivable. Considering your reference to this metric and in order to provide a reader with a context to this statement, please revise to disclose your accounts receivable turnover for each period for which financial statements are presented.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 94 of the Amended S-4.

The Cord Blood Banking Industry, page 121

38.	We note your response to prior comment 58. Please tell us if the Frost & Sullivan report is publicly available and if there is a fee to obtain it.

COMPANY RESPONSE:  CCBS commissioned Frost & Sullivan, an independent market research and growth consulting company based in the United States with over 40 years of industry experience, to conduct an analysis of, and to report on, the global cord blood banking industry by October 2007. The report was produced solely for CCBS and is not open for public subscription.

Directors, Executive Officers, Executive Compensation and Corporate Governance, page 142

Compensation of Directors and Executive Officers, page 146

39.	We note your response to our prior comment 60, and we reissue the comment. As a non-exclusive example, please revise to provide a summary compensation table.

COMPANY RESPONSE.  The Company respectfully submits that it should be exempted from disclosing executive compensation information for CCBS on an individual basis.  Unlike the executives of Pantheon, the relevant executives of CCBS are not, and after the business combination will not be, executives of a domestic company.  Each of CCBS and Pantheon Cayman satisfies the requirements of a foreign private issuer because (i) it is a company incorporated outside the United States, (ii) U.S. residents do not hold a majority of the shares; and (iii) its business is administered from outside the United States.  Hence, the general principle governing the disclosure of executive compensation for foreign private issuers should apply here: a foreign private issuer is required to disclose executive compensation paid on an aggregate basis only, unless the issuer’s home country rules require disclosure of executive compensation on an individual basis or the issuer has otherwise publicly disclosed such information.  Neither CCBS nor Pantheon Cayman is required to publicly disclose executive compensation information on an individual basis under its home country rules, and neither has disclosed such information publicly.  Hence, the Company respectfully submits that no summary compensation table is required for the relevant executives of CCBS.

John Reynolds April 8, 2009 Page 18
Pantheon China Acquisition Corporation Financial Statements

General

40.	Please note the financial statement updating requirements of Rule 3-12(g) of Regulation S-X.

COMPANY RESPONSE:  The financial statements included in the Amended S-4 have been updated in accordance with Regulation S-X.

China Cord Blood Services Corporation Financial Statements

Notes to Financial Statements

General

41.
We note you terminated payment option 2, as described on page 92, which permitted subscribers to prepay the entire 18-years of storage fees for a 20% discount. We also note that this payment arrangement resulted in significant deferred revenue balances on your balance sheet. Considering the termination of this payment arrangement on January 1, 2008, tell us what factors contributed to the overall increase in your deferred revenue balances (both current and non-current). Further, to provide additional transparency for an investor, please revise to include disclosure of your deferred revenue similar to that included in Note 8 to your audited financial statements.

COMPANY RESPONSE:  The Company respectfully advises that this is due to the fact that some customers chose payment option 2 prior to January 1, 2008 before the baby was due. When the baby was born after April 1, 2008, CCBS then processed the cord blood stem cells and received from the prepayment of the entire 18 years of storage fees, which were recognized as deferred revenue on the balance sheet.  This led to an increase in deferred revenue. Additional disclosure has been made on F-69 of the Amended S-4 in response to the Staff’s comment.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, F-37

42.
We note that subscribers under payment options 1 and 3 (as described on page 92) will be liable for the processing fee (whole or partial based on payment option) and first year’s storage fee at the date of subscription. Please revise to disclose your payment term for this initial payment.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages F-27 and F-62 of the Amended S-4.

John Reynolds April 8, 2009 Page 19
Note 3 – Accounts Receivable, net F-44

43.
In order for an investor to have a clearer understanding of your receivables, please revise to (i) disclose the amount related to storage fees versus processing fees for both your current and non-current receivables and (ii) provide a schedule of annual amounts due for your non-current receivables.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages F-33 and F-66 of the Amended S-4.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statements Schedules

44.	We note your response to prior comment 69. Please also file the exhibits as separate documents.

COMPANY RESPONSE:  The exhibits to the Amended S-4 include those formerly appearing as Annexes to the Proxy Statement/Prospectus as separate documents.

45.	We note your response to prior comment 70. With a view to disclosure, please advise us of any material risks associated with failing to establish a long-term strategic arrangement with CordLife.

COMPANY RESPONSE:  The Company respectfully advises the Staff that CCBS will continue to operate its cord blood banks in China whether or not a strategic relationship with CordLife is established. The investment in CordLife is currently recorded as available-for-sale securities on the CCBS balance sheet and CCBS does not recognize any earnings contributed from CordLife. CCBS will continue to explore long term strategic collaboration opportunities with CordLife. If CCBS fails to establish a long term strategic relationship in CordLife, CCBS may not be able to generate a satisfactory return from such investment which may have an adverse affect on the value of such investment. Additional disclosure has been made in the relevant risk factor on page 26 of the Amended S-4.

John Reynolds April 8, 2009 Page 20

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely, /s/ Mitchell S. Nussbaum Mitchell S. Nussbaum Loeb & Loeb LLP